Exhibit 12

CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in Millions)
Income before income taxes and cumulative effect of change in accounting principle	$224	1,250	948	1,531	813
Less: income from equity investee	(24)	(15)	(13)	(16)	(19)
Add: estimated fixed charges	1,486	1,504	1,223	615	418
Add: estimated amortization of capitalized interest	16	15	12	2	2
Add: distributed income of equity investee	14	12	14	16	20
Less: interest capitalized	(41)	(43)	(25)	(13)	(3)
Total earnings available for fixed charges	$1,675	2,723	2,159	2,135	1,231
Estimate of interest factor on rentals	$147	142	126	57	48
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,298	1,319	1,072	545	367
Interest capitalized	41	43	25	13	3
Total fixed charges	$1,486	1,504	1,223	615	418
Ratio of earnings to fixed charges	1.13	1.81	1.77	3.47	2.94